Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928

July 18, 2007

TO: THE BOARD OF DIRECTORS OF DANA CORPORATION
4500 Dorr Street
Toledo, Ohio 43615

Ladies and Gentlemen:

The efforts of management and its advisors to pursue a plan sponsored by Centerbridge Capital Partners, L.P. ("Centerbridge") have been fundamentally flawed and, if continued, will yield far less than the maximum recoveries available to stakeholders. It is the fiduciary responsibility of the Board to ensure that management and its advisors pursue strategies designed to maximize the value of the Debtors' estates for the benefit of all stakeholders. The Board has failed in this regard.

As an initial matter, management and its advisors continue to resist our efforts to obtain legitimately from the Company customary access to information needed to support a plan-sponsorship proposal, which proposal we believe may pay creditors in full and provide a return to current shareholders. To date, management has conditioned our access to information upon us agreeing to give up inherent rights of a stakeholder, including our right to make a proposal without management's prior approval, and has ceded to Centerbridge material decision making authority regarding the terms of access to information. The efforts of management and its advisors in concert with Centerbridge to exclude interested investors from the process will inevitably ensure that no alternative competitive proposals ever materialize.

Furthermore, the Company's proposed transaction with Centerbridge and the Unions
(a) shifts significant estate decision-making authority to non-fiduciaries (the unions and their financial advisor), (b) shifts material estate value to a third party, without the benefit of a meaningful competitive bidding process, (c) provides substantial value and benefits to management, and (d) is structured to effectively preclude competing proposals.

To demonstrate the absurd and one-sided nature of the Centerbridge proposal, we are prepared, and do hereby unconditionally commit, despite not being permitted to conduct any due diligence, to fund and perform Centerbridge's obligations as set forth in the "Terms of Centerbridge Investment," attached as Exhibit B to Plan Support Agreement, filed as an exhibit to the Company's Form 8K, dated July 5, 2007, in exchange for the consideration to be provided to Centerbridge thereunder, with the following improvements in favor of the Company: (1) we agree to eliminate and waive any break-up fee; (2) we will enhance the Conversion Price from .83 times Distributable Market Equity Value Per Share to ..90 times Distributable Market Equity Value per share (each term as defined in the Terms of Centerbridge Investment); and (3) we will agree to the elimination of barriers to the submission of competing proposals. We can make this commitment with its enhancements over the Centerbridge proposal without the benefit of any due diligence, because the Centerbridge transaction is essentially risk-free to Centerbridge. The Conversion Price, rather than being fixed on the basis of a set enterprise value, which would permit stakeholders to assess the value of their recovery, is instead set after-the-fact at a 17% discount to actual trading value. In other words, given Centerbridge's guaranteed senior position in the capital structure, they are assured of being "in the money" regardless of
(a) the Company's condition when it emerges from chapter 11 protection, or (b) the total amount of allowed claims entitled to distributions under a plan of reorganization. We believe this construct provides Centerbridge and its co-investors with a risk free return of several hundred million dollars on their investment at the expense of your stakeholders.

Notwithstanding our full commitment to pursue an alternative to the Centerbridge transaction as outlined above, we believe that the structure of the Centerbridge transaction, even as improved by us, remains fundamentally unfair to existing stakeholders. As a consequence, based on our understanding of the Company and its finances as set forth in publicly available information, and subject to our and our financial advisors' (The Blackstone Group) satisfaction with confirmatory due diligence (which we believe can be completed promptly with the Company's support and cooperation), and the negotiation and preparation of customary definitive documents, we are prepared to fund the Company's chapter 11 exit on the terms set forth on the attached plan term sheet. This proposal is materially superior to the Centerbridge proposal because, among other things, it:

(1) Aligns our interests as plan investors in the future success of the Company with those of the other stakeholders;

(2) Appropriately values the Company allowing creditors to receive a full recovery on their claims and provides a meaningful return to shareholders;

(3) Properly allocates the role of the Company's stakeholders in the selection of a new board of directors and the Company's post-exit governance; and

(4) Ensures that management will be accountable to stakeholders on a going-forward basis

Furthermore, while our proposal contemplates the full incorporation of the economic terms of the Company's proposed settlement with its Unions, we are also willing to pursue a transaction that does not require the incorporation of the Union settlement, thereby permitting the Company to exercise fully its fiduciary duty to pursue value maximizing transactions.

We implore you to review and reconsider the Company's current restructuring strategy. The consequences of continued pursuit of this strategy will be unfortunate. To protect their legitimate interests (that are being ignored by the Company), stakeholders will be compelled to pursue remedies that are by definition less efficient and more expensive than a proper resolution of this chapter 11 case (but nonetheless more favorable than the outcome put forth by the Company). At a minimum, the plan process will be hotly contested until its conclusion (and perhaps beyond). In addition, parties may determine to pursue other available stakeholder remedies.

We believe that the situation requires your immediate attention and consideration. We are available to meet with the Board and its representatives at your earliest convenience to discuss more fully the matters set forth herein and to work toward an amicable, appropriate conclusion to Dana's chapter 11 case.

Sincerely,

APPALOOSA MANAGEMENT L.P.


-------------------------
David Tepper
President

                                                                   JULY 18, 2007
                                                    FOR DISCUSSION PURPOSES ONLY

                                 TERM SHEET FOR
                   PLAN OF REORGANIZATION FOR DANA CORPORATION

Set forth below is a summary of indicative terms for a potential investment in Dana Corporation by entities or funds controlled by Appaloosa Management L.P. The investment is being made in connection with a Plan of Reorganization of Dana Corporation under chapter 11 of the Bankruptcy Code. The terms set forth below are intended solely to provide a framework for the parties as they proceed with discussions of the proposed transaction and do not constitute any agreement with respect to the definitive terms for any transaction or any agreement to agree or any solicitation of acceptances or rejections of any plan of reorganization. While the parties expect to negotiate in good faith with respect to the terms for a transaction, any party shall be free to discontinue discussions and negotiations at any time for any reason or no reason. No party shall be bound by the terms hereof and only execution and delivery of definitive documentation relating to the transaction shall result in any binding or enforceable obligations of any party relating to the transaction.

New Equity Investment           On the Effective Date, subject to participation
                                rights of existing stakeholders as more fully set forth herein, Appaloosa Management LP
                                ("AMLP") will fully commit up to $750 million of equity financing, consisting of (i) $300 million of Series A Preferred Stock, (ii) $100 million of Series B Preferred Stock, (iii) up to $100 million of Series B Preferred Stock not otherwise subscribed to in the Preferred Stock
                                Rights Offering, and (iv) up to $250 million of New Common Stock not otherwise subscribed to in the Common Stock Rights Offering (collectively, the "Investment").

New Debt Financing              On the Effective Date, the Company shall (i)
                                obtain a Senior Secured Facility in the amount of $1.5 billion, and (ii) issue Unsecured Notes in an amount to be determined (together, the "Exit Facility"). The Exit Facility shall be with parties and on market terms reasonably acceptable to AMLP. Proceeds of the Exit
                                Facility shall be used to, among other things, repay the DIP Facility, fund obligations under the Plan, including partial cash distributions to unsecured creditors, and fund business operations.

Treatment of Secured and        Secured and Priority Claims will be reinstated
Priority Claims                 or satisfied in full in cash on the Effective
                                Date.

Treatment of Unsecured Claims   Unsecured Creditors shall receive, on account of
                                their Allowed Claims, (i) New Common Stock,
                                (ii) Excess Cash, and (iii) the right to purchase their pro rata share of $100 million of Series B Preferred Stock (the "Preferred Stock
                                Rights Offering").  Excess Cash shall mean the
                                (i) sum of the proceeds of the Exit Facility plus cash on hand on the Effective Date, less
                                (ii) (a) amounts necessary to pay, or reserve for payment of, all Allowed Administrative, Secured and Priority Claims, and (b) amounts necessary to fund business operations. It is anticipated that distributions to Unsecured
                                Creditors will have a value equal to the full amount of their Allowed Claims plus interest accrued from the Petition Date at the applicable non-default rate ("Payment in Full").

Treatment of Equity Holders     Equity Holders shall receive the right to
                                purchase (the "Common Stock Rights Offering") their pro rata share, based upon $250 million of proceeds, of New Common Stock at an exercise price equal to .85 times Plan Value (the
                                "Exercise Price"). Plan Value shall mean the price per share that when combined with Excess
                                Cash results in Payment in Full of Unsecured
                                Creditors.

Preferred Stock Right           AMLP shall commit to purchase at face value all
Offering Backstop Commitment    Series Preferred B Stock offered in but not
                                issued pursuant to the Preferred Stock Rights
                                Offering.

Common Stock Rights Offering    AMLP shall commit to purchase at the Exercise
Backstop Commitment             Price all New Common Stock offered in but not
                                issued pursuant to the Common Stock Rights
                                Offering.

Preferred Stock Terms           Each of the Series A Preferred Stock and the
                                Series B Preferred Stock (collectively, the
                                "Preferred Stock") shall have identical terms except that Series A Preferred Stock shall have certain voting and governance rights. Subject to additional terms and conditions to be set forth in the Definitive Agreements, (a) holders of Preferred Stock shall be entitled to receive a dividend at the annual rate of 4.0% of the liquidation preference thereof, which if unpaid, shall accrue, and (b) each share of Preferred
                                Stock shall be convertible, without any payment by the holder thereof, into a number of shares of New Common Stock equal to (i) the liquidation preference divided by (ii) .85 times Plan Value.
                                AMLP shall be prohibited from receiving, in exchange for the exercise or non-exercise of voting rights, any compensation or renumeration.

Direct Investment               AMLP shall have the option to purchase up to
                                $25 million of New Common Stock at the Exercise
                                Price in addition to any shares of New Common
                                Stock acquired pursuant to the Common Stock
                                Rights Offering or Common Stock Rights Offering
                                Backstop Commitment.

Governance                      Reorganized Dana Corporation shall have balanced
                                corporate governance pursuant to terms to be agreed upon between AMLP and the Official
                                Committee of Unsecured Creditors.

Registration Rights             Registration Rights shall be customary for a
                                transaction of this type.

Transaction Fees                AMLP shall be entitled to payment of commitment,
                                backstop and other fees customarily payable in connection with a transaction of this type and magnitude.

Break-Up Fees                   AMLP shall be entitled to customary break-up
                                fees payable in connection with an at-risk transaction.

Expense Reimbursement           AMLP shall be entitled to reimbursement of all
                                reasonably incurred out of pocket costs and expenses incurred in connection with pursuing the Investment.

Definitive Agreements           All obligations shall be subject to mutually
                                agreeable definitive agreements with customary conditions, representations and warranties, covenants and defaults.

Additional Investors            It is anticipated, but not a condition, that
                                AMLP will arrange for additional investors to participate in the Investment. Such additional investors shall be subject to the consent of the Company, such consent not to be unreasonably withheld.

Governing Law                   New York